AMENDMENT No. 8 TO EXPENSE LIMITATION AGREEMENT

Reference is made to that certain Expense Limitation Agreement dated March 7, 2019 (the “ELA”), as amended, by and between the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust), a Delaware statutory trust (the "Trust''), on behalf of the DCM/INNOVA High Equity Income Innovation Fund (formerly known as the DCM/INNOVA High Dividend Income Innovation Fund, and formerly known as the Centaur Total Return Fund, and formerly known as the Tilson Dividend Fund), a series of shares of the Trust (the “Fund”), and DCM Advisors, LLC, a Delaware limited liability company (hereinafter referred to as "Advisor").

WHEREAS, the Trust has approved an Agreement and Plan of Reorganization between the Trust, on behalf of the Fund, Trust for Advised Portfolios, on behalf of the Ziegler FAMCO Hedged Equity Fund (the “Ziegler Fund”), the Advisor, Ziegler Capital Management, LLC and USCA Asset Management LLC, whereby the Fund will acquire all the assets of, and assume all the liabilities of, the Ziegler Fund in exchange for shares of the Fund (such transaction being hereinafter referred to as the “Merger”); and

WHEREAS, the Trust and Advisor desire to amend the ELA to make the changes set forth below to become effective upon the closing of the Merger.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Advisor agree as follows to be effective and contingent upon the closing of the Merger:

1.	Paragraph 1(b) of the ELA is deleted and replaced with the following:

(b)       Operating Expense Limit. The maximum operating expense limit ("Operating Expense Limit") in any year with respect to the Fund shall be 0.70% of the average daily net assets of the Fund.

2.	Section 2 of the ELA is deleted and replaced with the following:

2.	Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until the end of the day on the second anniversary of the closing of merger of the Ziegler FAMCO Hedged Equity Fund into the Fund, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Trustees"). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.	Except as expressly modified or amended in this Amendment, all terms, provisions, and conditions of the ELA shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of November 3, 2023.

DCM ADVISORS, LLC By: /s/ Marc R. Rappaport Marc R. Rappaport Chief Executive Officer	CENTAUR MUTUAL FUNDS TRUST By: /s/ Mathew Miller Mattew Miller Vice President